Exhibit (d)(2)

LIMITED GUARANTY

July 2, 2012

MModal Inc.

9009 Carothers Parkway

Franklin, Tennessee 37067

Ladies and Gentlemen:

This Limited Guaranty (this “Limited Guaranty”) is being delivered by One Equity Partners V, L.P.(the “Guarantor”) to MModal Inc. (the “Company”) in connection with the execution of the Agreement and Plan of Merger, dated as of the date hereof, by and among Legend Parent, Inc. (“Parent”), Legend Acquisition Sub, Inc. (“Merger Sub”) and the Company (as the same may be amended or modified from time to time, the “Merger Agreement”). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Merger Agreement.

The Guarantor and the Company hereby agree as follows:

1. LIMITED GUARANTY. To induce the Company to enter into the Merger Agreement, the Guarantor hereby irrevocably, absolutely and unconditionally guarantees as a primary obligor and not merely as surety to the Company, on the terms and conditions set forth herein, the full and punctual payment, performance and discharge of (i) the Reverse Termination Fee when required to be paid by Parent pursuant to and in accordance with Section 7.3(a)(iii) of the Merger Agreement (subject to the limitations provided therein) or (ii) all of the payment liabilities and obligations of Parent or Merger Sub pursuant to Section 5.4(c), the last sentence of Section 5.12(d), Section 7.2 and Section 7.3(e) of the Merger Agreement, in each case, when required to be paid by Parent or Merger Sub pursuant to and in accordance with the Merger Agreement (clauses (i) and (ii) collectively, the “Guaranteed Obligations”); provided, that in no event shall the liability of the Guarantor in respect of the Guaranteed Obligations, exceed, in the aggregate, $57,473,750 (the “Cap”), it being understood that the Company will not seek to enforce this Limited Guaranty with respect to the Guaranteed Obligations without giving effect to the Cap. In furtherance of the foregoing, the Guarantor acknowledges that this Limited Guaranty is one of payment, not collection, that its liability under this Limited Guaranty shall extend to the Guaranteed Obligations and that the Company may, in its sole discretion, bring and prosecute a separate action or actions against the Guarantor for the full amount of the Guaranteed Obligations, regardless of whether action is brought against Parent or Merger Sub, whether Parent, Merger Sub or any other person is joined in any such action or actions or whether Parent or Merger Sub was primarily responsible for causing the payment obligations of Parent, Merger Sub or the Guarantor under the Merger Agreement; provided that the Company agrees that (i) the Guarantor shall in no event be required to pay an amount in excess of the Cap under or in respect of this Limited Guaranty, (ii) the Guarantor shall not have any obligation or liability to any person relating to, arising out of or in connection with, this Limited Guaranty, other than as expressly set forth herein, and (iii) no Non-Recourse Party (as hereinafter defined) shall have any obligation or liability to any person relating to, arising out of or in connection with, this Limited Guaranty.

2. CHANGES IN OBLIGATIONS; CERTAIN WAIVERS. The Guarantor agrees that the Company may, in its sole discretion, from time to time and at any time, without notice to or further consent of the Guarantor, extend the time of payment of any of the Guaranteed Obligations, and may also make any agreement with Parent or Merger Sub, for the payment, compromise, extension, discharge, renewal, or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Company, Parent and/or Merger Sub without in any way impairing or affecting the Guarantor’s obligations under this Limited Guaranty or affecting the validity or enforceability of this Limited Guaranty. The Guarantor agrees that its obligations hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the existence of any claim, set-off or other right which the Guarantor may have at any time against Parent, Merger Sub, the Company or any of their respective affiliates, whether in connection with the Guaranteed Obligations or otherwise; (b) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub or any other person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement; (c) the failure or delay of the Company to assert any claim or demand or to enforce any right or remedy against Parent, Merger Sub, or any other person interested in the transactions contemplated by the Merger Agreement; (d) any change in the corporate existence, structure or ownership of Parent, Merger Sub or any other person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement; (e) the addition, substitution or release of any person to or from this Limited Guaranty, the Merger Agreement, or any related agreement or document (provided, that any such addition, substitution or release shall be subject to the prior written consent of Parent and Merger Sub to the extent required under the Merger Agreement or such other agreement); (f) the adequacy of any other means the Company may have of obtaining payment of any of the Guaranteed Obligations; (g) any change in the time, place or manner of payment of any of the Guaranteed Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Merger Agreement or any other agreement evidencing, securing or otherwise executed in connection with any of the Guaranteed Obligations (provided, that any such change, rescission, waiver, compromise, consolidation or other amendment or modification shall be subject to the prior written consent of Parent and Merger Sub to the extent required under the Merger Agreement or such other agreement); or (h) subject to the second sentence of Section 1 hereof, the value, genuineness, validity, illegality or enforceability (other than due to fraud by the Company) according to its terms of the Merger Agreement. To the fullest extent permitted by Law, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Company. The Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guaranty and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of any Guaranteed

Obligations incurred and all other notices of any kind (other than notices to Parent or Merger Sub pursuant to the Merger Agreement), any right to require the marshalling of assets of Parent, Merger Sub or any other person interested in the transactions contemplated by the Merger Agreement, all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect and all suretyship defenses generally (provided that, notwithstanding anything in this Limited Guaranty to the contrary, the Guarantor shall be entitled to assert any defense or counterclaim which may be available (x) arising as a result of fraud or willful misconduct by the Company or any of its subsidiaries, (y) to any claim hereunder that Parent or Merger Sub would have if the Company had made a claim directly against Parent or Merger Sub under the Merger Agreement, or (z) by virtue of a breach by the Company of this Limited Guaranty). The Guarantor hereby expressly waives any right to require the Company to proceed against Parent or Merger Sub or pursue any other remedy in the Company’s power whatsoever. The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers, agreements and other terms set forth in this Limited Guaranty are knowingly made in contemplation and in consideration of such benefits and that if any of such waivers, agreements and other terms are determined contrary to any applicable Law or public policy, such waivers, agreements and other terms shall be effective only to the maximum extent permitted by applicable Law. The Guarantor agrees that it shall not assert, directly or indirectly, in any proceeding that this Limited Guaranty is illegal, invalid or unenforceable in accordance with its terms.

The Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against Parent or Merger Sub that arise from the existence, payment, performance, or enforcement of the Guarantor’s obligations under or in respect of this Limited Guaranty or any other agreement in connection therewith, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Company against Parent, Merger Sub or such other person, whether or not such claim, remedy or right arises in equity or under contract, statute or common Law, including, without limitation, the right to take or receive from Parent, Merger Sub or such other person, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations and all other amounts payable under this Limited Guaranty shall have been paid in full in cash. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Limited Guaranty, such amount shall be received and held in trust for the benefit of the Company, shall be segregated from other property and funds of the Guarantor and shall forthwith be paid or delivered to the Company in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Limited Guaranty, in accordance with the terms hereof and of the Merger Agreement, whether matured or unmatured, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this Limited Guaranty thereafter arising.

The Company is a party to and intended beneficiary of this Limited Guaranty. This Limited Guaranty may not be amended or waived in any respect that will reduce or otherwise modify the Guarantor’s obligations under this Limited Guaranty without the Company’s prior written consent.

3. NATURE OF GUARANTY. The Company shall not be obligated to file any claim relating to the Guaranteed Obligations in the event that Parent or Merger Sub becomes subject to a reorganization, bankruptcy or similar proceeding, and the failure of the Company to so file shall not affect the Guarantor’s obligations under this Limited Guaranty. In the event that any payment to the Company in respect of an Obligation is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Guaranteed Obligations as if such payment had not been made (subject to the terms hereof including the Cap). This is an unconditional guaranty of payment, and not merely of collectability.

4. NO WAIVER; CUMULATIVE RIGHTS. No failure on the part of the Company to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Company of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power. Subject to the limitations contained herein and/or in the Merger Agreement, each and every right, remedy and power hereby granted to the Company or allowed it by Law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Company at any time or from time to time. Nothing in this Limited Guaranty shall affect or be construed to affect any liability of Parent or Merger Sub to the Company. For the avoidance of doubt and notwithstanding anything herein to the contrary, the Company hereby expressly acknowledges that the only manner in which the Company or any of its affiliates can obtain any form of money damages or other remedy against Guarantor or its affiliates (other than Parent and Merger Sub) is pursuant to the express provisions of this Limited Guaranty; provided that the Guarantor agrees that the Company shall have the rights and remedies specified in (and subject to the conditions of) the Equity Commitment Letter.

5. REPRESENTATIONS AND WARRANTIES. The Guarantor hereby represents and warrants with respect to itself to the Company that:

(a) the Guarantor is a duly organized and validly existing limited partnership in good standing under the Laws of the jurisdiction of its organization and has the limited partnership power and authority to execute, deliver and perform the terms and conditions of this Limited Guaranty;

(b) the execution, delivery and performance of this Limited Guaranty each has been duly authorized by all necessary action;

(c) the Guarantor has the financial capacity to pay and perform its obligations under this Limited Guaranty, and all funds necessary for the Guarantor to fulfill its obligations under this Limited Guaranty shall be available to the Guarantor (or its permitted assignee pursuant to Section 6 hereof) for so long as this Limited Guaranty shall remain in effect in accordance with Section 8 hereof;

(d) this Limited Guaranty constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at Law);

(e) neither the execution, delivery or performance by the Guarantor of this Limited Guaranty, nor compliance by it with the terms and provisions hereof, will (i) contravene any provision of any applicable Law, (ii) conflict with or result in any breach of any of the terms, covenants, conditions or provisions of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any lien upon any of the property or assets of the Guarantor or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, credit agreement, or any other material agreement, contract or instrument to which the Guarantor or any of its subsidiaries is a party or by which it or any of its property or assets is bound or to which it may be subject or (iii) violate any provision of the limited partnership agreement of the Guarantor; and

(f) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this Limited Guaranty by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority is required in connection with the execution, delivery or performance of this Limited Guaranty.

The Guarantor acknowledges that the Company has specifically relied on the accuracy of the representations and warranties contained in this Section 5.

6. NO ASSIGNMENT. Neither the Guarantor nor the Company may assign its rights, interests or obligations hereunder to any other person (except by operation of Law) without the prior written consent of the Company or the Guarantor, as the case may be; provided, however, that the Guarantor may assign all or a portion of its obligations hereunder to an affiliate or to an entity managed or advised by an affiliate of the Guarantor, provided, that no such assignment shall relieve the Guarantor of any liability or obligation hereunder except to the extent actually performed or satisfied by the assignee. Any purported assignment in contravention of the foregoing shall be void.

7. NOTICES. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission or e-mail of a .pdf attachment (provided that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7):

If to the Company:	Copy (which shall not constitute notice) to:

MModal Inc. 9009 Carothers Parkway Franklin, Tennessee 37067 Facsimile: (866) 796-5127 Email: kathy.twiddy@mmodal.com Attention: Chief Legal Officer	Simpson Thacher & Bartlett LLP 1999 Avenue of the Stars, 29th Floor Los Angeles, California 90067 Facsimile: (310) 407-7502 Email: dclivner@stblaw.com Attention: Daniel Clivner

If to Guarantor:	Copy (which shall not constitute notice) to:

One Equity Partners V, L.P.

320 Park Avenue

New York, New York 10022

Facsimile: (212) 277-1586

Email: gregory.a.belinfanti@oneequity.com

chris.ahrens@oneequity.com

Attention: Gregory A. Belinfanti

Chris Ahrens

Dechert LLP 1095 Avenue of the Americas New York, New York 10036 Facsimile: (212) 698-3599 Email: derek.winokur@dechert.com Attention: Derek Winokur

Any party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

8. CONTINUING GUARANTY; TERMINATION. This Limited Guaranty shall remain in full force and effect and shall be binding on the Guarantor, its successors and assigns until the Guaranteed Obligations are satisfied in full. The foregoing notwithstanding, this Limited Guaranty shall terminate and the Guarantor shall have no further obligations under this Limited Guaranty as of the earliest to occur of (i) the Effective Time in accordance with the terms of the Merger Agreement, including, without limitation, payment of the Merger Consideration, (ii) the termination of the Merger Agreement in accordance with its terms (x) pursuant to Section 7.1(a) thereof, (y) pursuant to Section 7.1(c)(ii) thereof, or (z) under any other circumstances that do not give rise to a right of the Company to receive payment of the Reverse Termination Fee from Parent under Section 7.3(a)(iii) thereof or any amounts from Parent or Merger Sub under Sections 5.4(c), 5.12(d), 7.2 and 7.3(e) thereof, (iii) the payment by the Guarantor, Parent and/or Merger Sub to the Company of the Reverse Termination Fee or an amount of the Guaranteed Obligations equal to, in the aggregate, the Cap, (iv) an event of termination referred to in Section 9 hereof or (v) the six-month anniversary following termination of the Merger Agreement in accordance with its terms (other than any termination for which clause (ii) applies); provided that, with respect to clauses (ii) and (v) above, if a claim for payment of any of the Guaranteed Obligations (other than the Reverse Termination Fee) has been presented to the Guarantor prior to such date, then this Limited Guaranty shall continue to survive only in respect of such Guaranteed Obligations claimed, until such claim has been resolved pursuant to a final non-appealable judgment or order of a court of competent jurisdiction.

9. SOLE RECOURSE. Notwithstanding the foregoing, in the event that the Company or any of its subsidiaries or affiliates asserts in any litigation or other proceeding or otherwise makes a claim or demand that the provisions of Section 1 hereof limiting the Guarantor’s aggregate liability to the amount of the Cap, the provisions of Section 10 hereof or the provisions of this Section 9 hereof are illegal, invalid or unenforceable in whole or in part, or asserts any theory of liability against Parent, Merger Sub, Guarantor or the Non-Recourse Parties (as defined below) with respect to the transactions contemplated by the Merger Agreement (other than liability (i) of the Guarantor under this Limited Guaranty (as limited by the provisions hereof, including Section 1) or (ii) of Parent and the Merger Sub pursuant to and under the Merger Agreement), then (i) the Guaranteed Obligations of the Guarantor under this Limited Guaranty shall terminate ab initio and be null and void, (ii) if the Guarantor has previously made any payments under this Limited Guaranty, it shall be entitled to recover such payments, and (iii) neither the Guarantor nor any of its representatives shall have any liability to the Company with respect to the transactions contemplated by the Merger Agreement or under this Limited Guaranty.

10. NO RECOURSE. The Company acknowledges that the sole assets of Parent and Merger Sub are cash in a de minimis amount and its respective rights under the Merger Agreement and the agreements contemplated thereby. Except as specifically contemplated by this Limited Guaranty, the Company acknowledges and agrees that no funds are expected to be contributed to Parent or Merger Sub unless the Offer Closing or Merger Closing occurs, and that, except for rights against Parent and Merger Sub to the extent expressly provided in Section 8.10 of the Merger Agreement and subject to all of the terms, conditions and limitations therein, the Company shall not have any right to cause any assets to be contributed to Parent or Merger Sub by the Guarantor, any Non-Recourse Party (as hereinafter below) or any other person. Notwithstanding anything that may be expressed or implied in this Limited Guaranty or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Limited Guaranty, the Company covenants, agrees and acknowledges (a) no person other than the Guarantor has any obligations under this Limited Guaranty and that, notwithstanding that the Guarantor is a limited partnership, the Company hereunder has no remedy, recourse or right of recovery against, or contribution from, in each case, with respect to this Limited Guaranty, any former, current or future equityholder, director, officer, employee, partner, affiliate (other than Parent and its subsidiaries under the Merger Agreement), assignee, agent, member, manager, general or limited partner, or representative of the Guarantor or any of the foregoing persons (any such person, a “Non-Recourse Party”), whether by or through attempted piercing of the corporate veil or similar action, by or through a claim by or on behalf of Parent or any of its subsidiaries against the Guarantor or any Non-Recourse Party, by the enforcement of any judgment or assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law or otherwise, and (b) no personal liability whatsoever will attach to, be imposed on or otherwise be incurred by any Non-Recourse Parties under this Limited Guaranty or the Merger Agreement or for any claim based on, in respect of or by reason of such obligations or by their creation. The Company hereby covenants and agrees that it shall not institute, and shall cause its affiliates and subsidiaries not to institute, directly or indirectly, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement, the Equity Commitment Letter, the Debt Commitment Letter or the transactions contemplated thereby, against the Guarantor, Parent, any of Parent’s subsidiaries or any Non-Recourse Party except for (i) claims by the Company against the Guarantor under and in accordance with (and subject to the limitation in) this Limited Guaranty (“Retained Guaranty Claims”), (ii) claims by the Company against Parent or Merger Sub under and in accordance with the Merger Agreement (“Retained Merger Agreement Claims”), (iii) claims under and in accordance with the Confidentiality Agreement or (iv) claims by the Company against Parent seeking to cause Parent to enforce the Equity Commitment Letter in accordance with and to the extent (but only to the extent) permitted by Section 8.10 of the Merger Agreement (“Retained ECL Claims”). Recourse against the Guarantor solely with respect to the Retained Guaranty Claims and against Parent or Merger Sub solely with respect to the Retained Merger Agreement Claims (and, in the case of Parent, the Retained ECL Claims) shall be the sole and exclusive remedy of the Company and all of its affiliates against the Guarantor, Parent and its subsidiaries or any Non-Recourse Parties in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or any of the other agreements contemplated thereby, or the transactions contemplated thereby, and such recourse shall be subject to the limitations described herein and therein.

11. RELEASE.

(a) By its acceptance of this Limited Guaranty, the Company hereby covenants and agrees that (1) neither the Company nor any of its subsidiaries or affiliates, and the Company agrees, to the maximum extent permitted by Law, none of its securityholders has or shall have any right of recovery under or in connection with the Merger Agreement or the transactions contemplated thereby or otherwise relating thereto against any Released Person (as hereinafter defined), and to the extent that it has or obtains any such right, it, to the maximum extent permitted by Law, hereby waives (on its own behalf and on behalf of each of the aforementioned persons) each and every such right against, and hereby releases, the Guarantor and each of the Non-Recourse Parties (collectively, the “Released Persons”), from and with respect to any claim, known or unknown, now existing or hereafter arising, in connection with any transaction contemplated by or otherwise relating to the Merger Agreement or the transactions contemplated thereby, whether by or through attempted piercing of the corporate, partnership or limited liability company veil, by or through a claim by or on behalf of Parent (or any other person) against any Released Person, or otherwise under any theory of Law or equity (the “Released Claims”), other than claims against the Guarantor pursuant to this Limited Guaranty for up to its Guaranteed Obligations; and (2) recourse against the Guarantor under this Limited Guaranty (and solely to the extent of the Guarantor’s Guaranteed Obligations) shall be the sole and exclusive remedy of the Company and, to the maximum extent permitted by Law, each of its affiliates and representatives, against the Guarantor and each Released Person in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby or otherwise relating thereto.

(b) For all purposes of this Limited Guaranty, pursuit of a claim against a person by the Company or any of the Company’s subsidiaries or affiliates shall be deemed to be pursuit of a claim by the Company. A person shall be deemed to have pursued a claim against another person if such first person brings a legal action against such person, adds such other person to an existing legal proceeding, or otherwise asserts a legal claim of any nature against such person.

(c) The Company acknowledges the Guarantor is agreeing to enter into this Limited Guaranty in reliance on the provisions set forth in this Section 11 and Sections 9 and 10. Sections 9, 10, 12 and 13 and this Section 11 shall survive termination of this Limited Guaranty.

12. GOVERNING LAW; JURISDICTION. This Limited Guaranty shall be governed by, and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each of the Guarantor and the Company hereby irrevocably submits to the exclusive jurisdiction of the Chosen Courts for the purpose of any action or proceeding arising out of or relating to this Limited Guaranty and each of the parties hereto hereby irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in such Chosen Courts. Each of the Guarantor and the Company (a) irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Limited Guaranty, on behalf of itself or its property, by personal delivery of copies of such process to such party and nothing in this Section 12 shall affect the right of any party to serve legal process in any other manner permitted by Law, (b) consents to submit itself to the personal jurisdiction of any Chosen Court in the event any dispute arises out of this Limited Guaranty, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Chosen Court and (d) agrees that it will not bring any action relating to this Limited Guaranty in any court other than a Chosen Court. Each of the Guarantor and the Company agrees that a non-appealable judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

13. WAIVER OF JURY TRIAL. EACH OF THE GUARANTOR AND THE COMPANY HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, EQUITY OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS GUARANTY OR THE ACTIONS OF THE GUARANTOR OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING.

14. ENTIRE AGREEMENT. This Limited Guaranty, together with the Merger Agreement and the Equity Commitment Letter constitute the entire agreement with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, among the Guarantor, Parent, Merger Sub and the Company.

15. SEVERABILITY. If any term or other provision of this Limited Guaranty is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Limited Guaranty shall nevertheless remain in full force and effect so long as the economic or legal substance of the Limited Guaranty is not affected in any manner materially adverse to any party; provided, however, that this Limited Guaranty may not be enforced without giving effect to the limitation of the amount payable hereunder to the Cap set forth in Section 1 hereof and the provisions of Sections 8, 9, 10 and 11 hereof. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Limited Guaranty so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner.

16. AMENDMENTS AND WAIVERS. No amendment or waiver of any provision of this Limited Guaranty will be valid and binding unless it is in writing and signed, in the case of an amendment, by the Guarantor and the Company, or in the case of waiver, by the party against whom the waiver is to be effective. No waiver by any party of any breach or violation of, or default under, this Limited Guaranty, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation or default hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power or remedy under this Limited Guaranty will operate as a waiver thereof.

17. NO THIRD PARTY BENEFICIARIES. Except for the provisions of this Limited Guaranty which reference Non-Recourse Parties (each of which shall be for the benefit of and enforceable by each Non-Recourse Party), the parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Limited Guaranty, and this Limited Guaranty is not intended to, and does not, confer upon any person other than the parties hereto and any Non-Recourse Party any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

18. CONFIDENTIALITY. Other than as required by Law, each of the parties agrees that it will not, nor will it permit its advisors or affiliates to, disclose to any person or entity the contents of this Limited Guaranty, other than to Parent and Merger Sub and their advisors who are instructed to maintain the confidentiality of this Limited Guaranty in accordance herewith.

19. COUNTERPARTS. This Limited Guaranty may be executed and delivered (including by facsimile transmission or by e-mail of a .pdf attachment) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement

[Signature Page Follows]

Very truly yours,

ONE EQUITY PARTNERS V, L.P.

By:	OEP General Partner V, L.P., its General Partner

By:	OEP Parent LLC, its General Partner

By:	/s/ Matthew P, Hughes
Name:	Matthew P. Hughes
Title:	Vice President

Acknowledged and accepted:

MMODAL INC.

By:	/s/ Roger L. Davenport
Name:	Roger L. Davenport
Title:	Chairman and CEO

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